Exhibit 99.2

Company number 05252842

AKARI THERAPEUTICS, PLC

PROXY FORM
For use at the Annual General Meeting
to be held at 75/76 Wimpole Street, London W1G 9RT at 2.00pm local time on June 30, 2023.

I/We

(Name in full block capitals please)

of

being (a) member(s) of Akari Therapeutics, Plc ("Akari" or the "Company") hereby appoint the Chairman of the meeting or as my/our proxy to attend, speak and vote for me/us and on my/our behalf as identified by an "X" in the appropriate box below at the annual general meeting of the Company to be held at the above time and at any adjournment of the meeting. This form of proxy relates to the resolutions referred to below.

I/We instruct my/our proxy to vote as follows:

No.	Resolutions	For	Against	Abstain (see note 2)
Ordinary Resolutions
1.	To receive the report of the Directors and the accounts for the year ended December 31, 2022, together with the report of the statutory auditor and the strategic report.
2.	To approve the Directors' Remuneration Report (excluding the Directors' Remuneration Policy, as set out on pages 23 to 29 of the Directors' Remuneration Report), as set out in the Company's annual report and accounts for the financial year ended 31 December 2022.
3.	To approve the Directors' Remuneration Policy, as set out on pages 23 to 29 of the Directors' Remuneration Report.
4.	To re-elect James Hill, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Company's Articles of Association (the "Articles").
5.	To re-elect Stuart Ungar, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.
6.	To re-elect David Byrne as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.
7.	To re-elect Donald Williams as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.
8.	To re-elect Michael Grissinger as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.
9.	To ratify the appointment of BDO USA, LLP as independent registered public accounting firm of Akari for the year ending December 31, 2023.
10.	To re-appoint Haysmacintyre LLP as statutory auditors of Akari to hold office until the conclusion of the next annual general meeting at which accounts are laid before Akari shareholders.
11.	To authorize the audit committee of the Board of Directors of Akari to fix the statutory auditors' remuneration.

No.	Resolutions	For	Against	Abstain (see note 2)
12.	To authorize the adoption of a new equity plan (the “2023 Plan”), with 980,000,000 ordinary shares in the capital of the Company available for the grant of awards under the 2023 Plan, the principal terms of which are summarized in the Appendix to the Proxy Statement (including that the directors of Akari are authorized to do all acts and things which they may consider necessary or expedient to implement and operate the 2023 Plan).
13.	That, in accordance with section 551 of the Companies Act 2006, the directors be generally and unconditionally authorized to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of USD3,500,000, provided that this authority shall, unless renewed, varied or revoked by the Company, expire on June 30, 2028, save that the Company may, before such expiry, make offers or agreements which would or might require such shares to be allotted or such rights granted after such expiry and the directors may allot such shares or grant such rights in pursuance of such offers and agreements notwithstanding that the authority conferred by this resolution has expired; and this resolution revokes and replaces all unexercised authorities previously granted to the directors to allot shares or grant rights to subscribe for or convert any security into shares, but without prejudice to any allotment of shares or grant of rights already made, offered or agreed to be made pursuant to such authorities.
Special Resolutions
14.

That with effect from the conclusion of the Annual General Meeting, the Articles be amended by deleting article 15.2 of the Articles and replacing it with the following new article 15.2:

"15.2 No business may be transacted at any general meeting unless a quorum is present. Except as otherwise provided in these articles, two persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Statutes, holding in the aggregate at least one-third (33 1/3 per cent.) of the company's outstanding share capital, shall constitute a quorum. If at any time the company only has one member, such member in person, by proxy or if a corporation by its representative, shall constitute a quorum."

15.	That, in accordance with section 570 of the Companies Act 2006, the directors be authorized to allot equity securities (as defined in section 560 of the Companies Act 2006) for cash pursuant to the authorization granted by resolution 13 above and/or to sell ordinary shares held by the Company as treasury shares as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, provided that this authority shall, unless renewed, varied or revoked by the Company, expire on June 30, 2028, save that the Company may, before such expiry, make offers or agreements which would or might require such equity securities to be allotted or treasury shares to be sold after such expiry and the directors may allot such equity securities or sell treasury shares in pursuance of such offers and agreements notwithstanding that the authority conferred by this resolution has expired.

Dated _________________  2023.

Signature(s): ___________________________________

Name(s): ________________________________________

Company number 05252842

Notes:

1.	Please indicate with an "X" in the appropriate box how you wish the proxy to vote. In the absence of any indication, the proxy will exercise his/her discretion as to whether and how he/she votes; if the Chairman of the meeting is appointed, he will exercise this discretion to vote FOR each resolution. The proxy may also vote or abstain from voting as he/she thinks fit on any other business which may properly come before the meeting.
2.	If you mark the box "abstain", it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution. It should be noted that an abstention is not a vote in law.
3.	This form of proxy should be signed and dated by the member or his attorney duly authorized in writing. If the appointer is a corporation this proxy should be under seal or under the hand of an officer or attorney duly authorized. Any alteration made to the form of proxy should be initialed.
4.	To be valid, this form of proxy, together with a duly signed and dated power of attorney or any other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority) must be signed and dated and lodged at the Company's registrars at the address below (or by email at the email address below), so as to be received by 2.00 pm local time on June 28, 2023 (or, if the meeting is adjourned, not less than 48 hours before the time of the adjourned meeting) (excluding weekends and bank holidays).
5.	A proxy need not be a member of the Company. A member may appoint a proxy of his/her own choice. If you wish to appoint someone else, please delete the words "the Chairman of the meeting" and insert the name of the person whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy, whether or not such deletion is made, if no other name is inserted. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise rights attached to different shares.
6.	In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).
7.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the meeting, and the number of votes which may be cast at the meeting, will be determined by reference to the Company's register of members at 6.30 p.m. (London time) on June 28, 2023 or, if the meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned meeting. In each case, changes to the register of members after such time will be disregarded.
8.	Completion and return of a form of proxy will not preclude a member from attending the meeting and voting in person.
9.	The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will take delivery of completed proxy forms posted to it in accordance with the details above. Persons who own ordinary shares through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") through the Depositary, Deutsche Bank AG, London Branch, as custodian of Deutsche Bank Trust Company Americas ("Beneficial Owners"), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from Beneficial Owners may vote at their discretion. ADS holders are not entitled to vote directly at the meeting, but a Deposit Agreement, as amended, exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of June 1, 2023 are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Ordinary Shares so represented. The Depositary has agreed that it will endeavour, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares held for its custodian, Deutsche Bank AG, London Branch, in accordance with the instructions of the ADR holders. Instructions from ADR holders must be sent to the Depositary so that the instructions are received by no later than June 22, 2023, at 1.00 p.m. New York time.

Address for lodgment of hard-copy forms of proxy: SLC Registrars, PO Box 5222, Lancing, BN99 9FG, United Kingdom. Alternatively a completed, signed and dated copy of this form of proxy (and any accompanying evidence of authority) may be scanned and emailed to proxy@slcregistrars.com.

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